Exhibit 99.3

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Holder Account Number
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     Form of Proxy — Annual Meeting of Shareholders to be held on Wednesday, May 7, 2008
Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada — 12:00 p.m. (Eastern Daylight Time) / 5:00 p.m. (British Summer Time)
Notes to Proxy
1.	Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided(see reverse).

2.	If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The shares represented by this proxy will be voted as directed by the holder. In the absence of such directions, shares represented by proxies received by Management will be voted FOR items 1 and 2 and in favor of Management’s proposals generally.

6.	This proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Information Circular. Information contained in or otherwise accessible through the websites mentioned in this proxy does not form part hereof, and the references to the websites are inactive textual references only.
Proxies submitted must be received by Computershare by 5:00 p.m. (Eastern Daylight Time) on May 5, 2008.
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     VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following website: www.investorvote.com	• You can enroll to receive future securityholder communications electronically by visiting www.computershare.com — click “Enroll for e-delivery” under the Shareholder Services menu.
If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the individuals named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER
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This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of common shares of The Thomson Corporation (Thomson) hereby appoint: David Thomson, or failing him W. Geoffrey Beattie, or failing him	OR	Print the name of the person you are appointing if it is someone else.
John A. Tory, all being directors of Thomson
as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and to vote at such proxyholder’s discretion with respect to any amendments to matters referred to in the accompanying Notice of Annual Meeting of Shareholders as well as all other matters that may properly come before the Annual Meeting of Shareholders of Thomson to be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada on Wednesday, May 7, 2008 at 12:00 p.m. (Eastern Daylight Time) / 5:00 p.m. (British Summer Time), and at any adjournment or postponement thereof.
The Board of Directors and Management recommend that shareholders VOTE FOR items 1 and 2 below.
1. Election of Directors

		For	Withhold			For	Withhold			For	Withhold

01. David Thomson	w	☐	☐	04. Steven A. Denning	w	☐	☐	07. John. M. Thompson	w	☐	☐

02. W. Geoffrey Beattie	w	☐	☐	05. Roger L. Martin	w	☐	☐	08. Peter J. Thomson	w	☐	☐

03. Mary Cirillo	w	☐	☐	06. Vance K. Opperman	w	☐	☐	09. John A. Tory	w	☐	☐
Additionally, if the proposed Reuters acquisition (as described in the accompanying Management Information Circular) HAS BEEN COMPLETED prior to the Annual Meeting of Shareholders:

		For	Withhold			For	Withhold			For	Withhold

10. Niall FitzGerald, KBE	w	☐	☐	12. Lawton Fitt	w	☐	☐	14. Ken Olisa	w	☐	☐

11. Tom Glocer	w	☐	☐	13. Sir Deryck Maughan	w	☐	☐	15. Richard L. Olver	w	☐	☐
Additionally, if the proposed Reuters acquisition (as described in the accompanying Management Information Circular) HAS NOT BEEN COMPLETED prior to the Annual Meeting of Shareholders:

		For	Withhold			For	Withhold			For	Withhold

10. Ron D. Barbaro	w	☐	☐	12. Richard J. Harrington	w	☐	☐	14. Michael J. Sabia	w	☐	☐

11. Robert D. Daleo	w	☐	☐	13. V. Maureen Kempston Darkes	w	☐	☐	15. Richard M. Thomson	w	☐	☐

2. Appointment of Auditors

The appointment of the Canadian firm of PricewaterhouseCoopers LLP as auditors of Thomson and, assuming the proposed Reuters acquisition (as described in the accompanying Management Information Circular) has been completed prior to the Annual Meeting of Shareholders, the appointment of the UK firm of PricewaterhouseCoopers LLP as auditors of Thomson Reuters PLC and, in each case, the authorization of the directors to fix the auditors’ remuneration.
For	w	☐	Withhold	w	☐
Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
Signature(s)

Date

Quarterly Financial Statements and MD&A Request		Annual Report Request
Thomson’s quarterly financial statements and related management’s discussion and analysis (MD&A) are available at www.thomson.com. However, if you wish to receive them by mail, please mark this box. If you do not mark this box, or do not return this form, you will not receive our quarterly financial statements and MD&A by mail. You are required to complete this request on an annual basis.
	☐	Thomson’s annual report containing our audited financial statements and related MD&A is available at www.thomson.com. However if you wish to receive it by mail, please mark this box. If you do not mark this box, or do not return this form, you will not receive our annual report by mail. You are required to complete this request on an annual basis.	☐
You can also receive these documents electronically - see reverse for instructions to enroll for electronic delivery.

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00JK9C
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